UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

THE BEAR STEARNS COMPANIES INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

073902108

(CUSIP Number)

Thomas B. Youth

c/o Tavistock Group

P.O. Box 9000

9350 Conroy-Windemere Road

Windemere, Florida 34786

Telephone Number: (407) 909-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 073902108	13D (Amendment No. 3)	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Aquarian Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 650,000 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 650,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 073902108	13D (Amendment No. 3)	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Cambria Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 1,475,300 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 1,475,300 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,300 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.01% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 073902108	13D (Amendment No. 3)	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Darcin Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 1,537,700 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 1,537,700 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,700 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.06% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 073902108	13D	Page 5 of 11 Pages
(Amendment No. 3)

1	NAME OF REPORTING PERSONS Mandarin, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 5,624,443 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 5,624,443 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,624,443 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.87% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 073902108	13D	Page 6 of 11 Pages
(Amendment No. 3)

1	NAME OF REPORTING PERSONS Nivon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 2,849,281 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 2,849,281 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,849,281 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 073902108	13D	Page 7 of 11 Pages
(Amendment No. 3)

1	NAMES OF REPORTING PERSONS Joseph Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 12,136,724 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 12,136,724 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,136,724 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35% (see Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

The Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the Common Stock, par value $1.00 per share (the “Shares”) of The Bear Stearns Companies Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 383 Madison Avenue, New York, New York 10179. This Amendment is filed jointly pursuant to Commission Rule 13d-1(k)(1) by Aquarian Investments Ltd. (“Aquarian”), Cambria Inc. (“Cambria”), Darcin Inc. (“Darcin”), Mandarin, Inc. (“Mandarin”), Nivon Inc. (“Nivon”), and Joseph Lewis (collectively, the “Reporting Persons”) and amends the Schedule 13D originally filed by the Reporting Persons on September 10, 2007 (the “Initial 13D”), as amended by Amendment No. 1 to the Initial 13D filed by the Reporting Persons on December 7, 2007 (“Amendment No. 1”), as amended by Amendment No. 2 to the Initial 13D filed by the Reporting Persons on December 26, 2007 (“Amendment No. 2”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Aquarian, Cambria, Darcin, Mandarin, Nivon and Joseph Lewis may be deemed the beneficial owners in the aggregate of 12,136,724 Shares owned directly by Aquarian, Cambria, Darcin, Mandarin and Nivon. The aggregate purchase price for the 12,136,724 Shares was approximately $1,260,913,899 and was paid out of working capital by the respective purchasers.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. On March 16, 2008, JPMorgan Chase & Co. (“JPMorgan”) and the Issuer announced they had signed an Agreement and Plan of Merger dated as of March 16, 2008 (the “Proposed Transaction”).

In light of the announcement of the Proposed Transaction, the Reporting Persons are evaluating recent events and the Proposed Transaction and will take whatever action that they deem necessary and appropriate to protect the value of their investment in the Shares, which may relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D. The Reporting Persons may communicate with the Issuer, other shareholders or third parties regarding their concerns about the actions taken by the Issuer. The Reporting Persons may also attempt to encourage the Issuer and third parties to consider other strategic transactions or alternatives involving the Issuer.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) engage in short selling of or hedging or similar transactions with respect to the shares or other securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), (v) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (vi) change its intention with respect to any or all of the matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of March 18, 2008, the Reporting Persons may be deemed to beneficially own, in the aggregate, 12,136,724 Shares, representing 8.35% of the Issuer’s outstanding Shares (based on 145,407,014 Shares outstanding taking into account the 118,090,675 Shares outstanding as of January 16, 2008 according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on January 29, 2008 together with the 27,316,339 Shares that were issued to The Bear Stearns Companies Inc. 2008 Trust as of February 14, 2008 as described by the Issuer in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 20, 2008). Aquarian, Cambria, Darcin, Mandarin and Nivon have shared voting power and shared dispositive power with regard to the 650,000, 1,475,300, 1,537,700, 5,624,443 and 2,849,281 Shares, respectively, that they own directly. Joseph Lewis has shared voting power and shared dispositive power with regard to each of the Shares owned directly by Aquarian, Cambria, Darcin, Mandarin and Nivon.

Set forth below are the number of Shares, trading dates and average price per Share for all transactions in the Shares made by Aquarian, Cambria, Darcin, Mandarin and Nivon in the last sixty (60) days. Except as indicated, all transactions were open market transactions and were effected on the New York Stock Exchange.

Name	Number of Shares Purchased	Date	Price per Share
Mandarin	320,115	2/5/2008	$86.31
Mandarin	147,747	2/29/2008	$79.43
Nivon	569,000	3/13/2008	$55.13

Only Aquarian, Cambria, Darcin, Mandarin and Nivon have the right to receive dividends and the proceeds from the sale of the Shares beneficially owned by the respective Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated March 19, 2008, by and among Aquarian Investments Ltd., Cambria Inc., Darcin Inc., Mandarin, Inc., Nivon Inc. and Joseph Lewis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2008	AQUARIAN INVESTMENTS LTD.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

CAMBRIA INC.

	By:	/s/ Jefferson R. Voss

	Name:	Jefferson R. Voss
	Title:	Vice President

DARCIN INC.

	By:	/s/ Jefferson R. Voss

	Name:	Jefferson R. Voss
	Title:	Vice President

MANDARIN, INC.

	By:	/s/ Jefferson R. Voss

	Name:	Jefferson R. Voss
	Title:	Vice President

NIVON INC.

	By:	/s/ Jefferson R. Voss

	Name:	Jefferson R. Voss
	Title:	Vice President

JOSEPH LEWIS

	By:	/s/ Joseph Lewis

Joseph Lewis, Individually

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated March 19, 2008, by and among Aquarian Investments Ltd., Cambria Inc., Darcin Inc., Mandarin, Inc., Nivon Inc. and Joseph Lewis.